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                                                                   EXHIBIT 99-37


                                STATE OF MICHIGAN

                  BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

                                    * * * * *

In the matter of the application of  )
THE DETROIT EDISON COMPANY           )
for a financing order.               )                  Case No. U-12478
                                     )
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     At the November 2, 2000 meeting of the Michigan Public Service Commission in Lansing, Michigan.

                   PRESENT:     Hon. John G. Strand, Chairman
                                Hon. David A. Svanda, Commissioner
                                Hon. Robert B. Nelson, Commissioner


                                OPINION AND ORDER

                                       I.

                                   BACKGROUND

     In order for Michigan's customers to begin receiving the benefits of a competitive electric generation market, the Commission issued an order on June 5, 1997 in Case No. U-11290 setting forth the framework for implementing retail open access (ROA) in this state. Among other things, that order accomplished the following: First, it established a schedule for phasing-in customers' eligibility for ROA service such that all customers would have the option of choosing their respective power suppliers by the start of 2002. Second, it identified five categories of stranded costs that, if prudently incurred, could be recovered by the utilities, namely: (1) capital costs of nuclear power plants, (2) regulatory assets, (3) capacity costs in excess of market value that arise from power purchase agreements, (4) employee retraining costs, and (5) costs related to the implementa-


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tion of restructuring. Third, it commenced development of a mechanism to true-up
(on an annual basis) the amounts collected through transition and implementation surcharges paid by customers electing to use ROA, on the one hand, and each utility's actual stranded costs, on the other. Fourth, it established December 31, 2007 as the last day for recovering stranded costs. During the subsequent three years, the Commission issued several additional orders-in Case No. U-11290 as well as in other dockets-regarding the implementation of ROA.

     On June 5, 2000, the Customer Choice and Electricity Reliability Act, 2000 PA 141 (Act 141) and 2000 PA 142 (Act 142), which amended 1939 PA 3, MCL 460.1 et seq.; MSA 22.13(1) et seq., took effect. In addition to codifying the Commission's prior orders regarding ROA-See, Section 10a(5) of Act 141-this new law required Consumers Energy Company (Consumers) and The Detroit Edison Company (Detroit Edison) to reduce by 5% the rates in effect for their residential rate classes as of May 1, 2000, imposed various rate freezes and caps for these and other rate classes, and allowed certain utilities(1) the option of reducing their costs through the use of securitization.(2)

                                       II.

                             HISTORY OF PROCEEDINGS

     On July 5, 2000, Detroit Edison filed an application for a financing order under Section 10i of Act 142 to permit securitization of $1.85 billion in regulatory assets and other qualified costs.

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     (1) As noted in Section 10h(c) of Act 142, the only entities eligible for securitization are those falling within the definition of "electric utility" in
Section 2(d) of the Electric Transmission Line Certification Act, 1995 PA 30, MCL 460.562(d); MSA 22.150(2)(d). Both Consumers and Detroit Edison satisfy that definition.

     (2) Securitization is the process by which a utility-following the issuance of a financing order by the Commission-replaces relatively high-cost debt and equity with lower-cost debt in the form of securitization bonds.

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The application further requested authority to (1) create a special purpose entity (SPE) to which Detroit Edison could transfer securitized property for the purpose of minimizing bankruptcy risks and maximizing the ratings on its securitization bonds, (2) implement non-bypassable securitization bond charges-and related securitization bond tax charges-to be collected from its customers, as well as a mechanism for undertaking periodic true-ups of those charges, (3) proceed with the sale of the securitization bonds authorized in this case, and (4) employ appropriate methodologies to account for these transactions and to eventually refund or retire any or all of its securitization bonds.

     Pursuant to due notice, a prehearing conference was held on July 31, 2000 before Administrative Law Judge Daniel E. Nickerson, Jr., (ALJ). In the course of the prehearing conference, the ALJ granted intervenor status to Attorney General Jennifer M. Granholm (Attorney General), the Association of Businesses Advocating Tariff Equity (ABATE), Energy Michigan, the Michigan Environmental Council and the Public Interest Research Group in Michigan (collectively, MEC), Unicom Energy, Inc. (Unicom), Dow Corning Corporation and Hemlock Semiconductor Corporation (collectively, Dow), the Michigan Community Action Agency Association (MCAAA), the Michigan Chamber of Commerce (Chamber), Plastipak Packaging, Inc. (Plastipak), Bay Windpower, L.L.C., the Michigan Electric and Gas Association, PG&E Corporation, and the Midwest Independent Power Suppliers Coordination Group. The Commission Staff (Staff) also participated in the case. On October 5, 2000, the ALJ granted intervenor status to CMS MS&T Michigan L.L.C. and CMS Marketing, Services and Trading Company (collectively, MS&T).

     The ALJ established a schedule for this case that, as mandated by Section 10i(6) of Act 142, would result in the completion of all proceedings and the issuance of the Commission's order within 90 days after the filing of the application. However, because Detroit Edison subsequently

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amended its supporting testimony and exhibits, the parties stipulated that the
90-day period should commence on August 4, 2000 (the date that Detroit Edison filed its revised testimony and exhibits), which requires a Commission order by November 2, 2000.

     Evidentiary hearings were conducted on October 5 and 6, 2000. The record consists of 674 pages of transcript and 35 exhibits.

     Detroit Edison, the Staff, the Attorney General, Energy Michigan, MEC, Unicom, MCAAA, Plastipak, MS&T, and Bay Windpower filed briefs by October 13, 2000. ABATE filed its brief on October 17, 2000. Detroit Edison, the Staff, the Attorney General, Energy Michigan, MEC, Unicom, MCAAA, Plastipak, ABATE, and Bay Windpower filed reply briefs by October 23, 2000. The Commission agreed to read the record, thus dispensing with the need for a proposal for decision, exceptions, and replies to exceptions.

                                      III.

                      OVERVIEW OF DETROIT EDISON'S PROPOSAL

     To facilitate the proposed securitization, Detroit Edison proposes to create a SPE that will have the right to impose, collect, and receive securitization bond charges along with the related rights arising pursuant to this financing order. The SPE will issue securitization bonds and transfer the proceeds from the sale, after payment of up-front costs paid or reimbursed by the SPE, to the company in consideration for the transfer to the SPE of the securitization property. The SPE will be organized and managed in a manner such that the SPE will be bankruptcy-remote from and would not be affected by a bankruptcy of the utility or any of its successors. In addition, the SPE will have at least two independent managers, trustees, or directors whose approval will be required for major actions or organizational changes by the SPE.

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     The securitization bonds will be issued pursuant to an indenture and administered by an indenture trustee. The securitization bonds will be secured by and payable solely out of the securitization property created pursuant to this financing order and other collateral described in the company's testimony. That collateral will be pledged to the indenture trustee for the benefit of the holders of the securitization bonds and other beneficiaries, if any.

     The servicer of the securitization property will be Detroit Edison. It will bill and collect the securitization bond charges and remit the securitization bond charges to the indenture trustee on behalf of the SPE. The securitization bond tax charges will be billed and collected by Detroit Edison for its own account.(3) Detroit Edison, in its role as servicer, or a successor servicer, will also be responsible for initiating any required true-ups of the securitization bond charges and, for its own account, the securitization bond tax charges. If Detroit Edison or any successor servicer defaults on its obligations under the servicing agreement, the indenture trustee may appoint a replacement.

                                       IV.

                                   DISCUSSION

     Act 141 sets forth the general authority and duties of the Commission with regard to helping convert Michigan's electric industry from one that is based on intensive regulation to one that relies, in many aspects, on competition. The range of activities covered by Act 141 runs from the general (i.e., issuing orders, making reports, holding contested case proceedings, and protecting ratepayers from unfair business practices) to the specific (i.e., addressing utilities' requests for

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     (3) "Securitization charges" will be used to refer to the combined securitization bond charge and the securitization bond tax charge.

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stranded cost recovery, approving annual true-up adjustments for each utility's transition charge,(4) imposing temporary rate freezes and caps, and establishing an immediate 5% rate reduction for all residential customers in Consumers' and Detroit Edison's service territories). In contrast, Act 142 deals with a narrower set of issues. Specifically, it is limited to establishing the legal framework by which the Commission may authorize the issuance of securitization bonds.

     This raises six significant issues to be resolved by the Commission. First, it must determine what (if any) amount of Detroit Edison's proposed qualified costs should be deemed recoverable through securitization. Second, it must decide whether the utility's proposal satisfies the statutory requirements of Act 142. Third, it must rule on the reasonableness of Detroit Edison's proposals regarding the use to which all securitization-related savings will be put. Fourth, it must decide whether the various amortization, accounting, and ratemaking approvals requested by the utility to effectuate the proposed securitization of its qualified costs are reasonable and should be approved. Fifth, it needs to determine whether the utility's proposed securitization charges are reasonable both in amount and form. Sixth, it must rule on whether the utility's proposed securitization charge true-up mechanism is reasonable and should be approved.

     These issues will be addressed seriatim.

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     (4) In the context of this order, "transition charge" refers to the fee or fees imposed by a utility to recover stranded costs arising from ROA, other than those that are recovered through securitization. Securitization charges are designed to recover qualified costs, which may include some stranded costs. Although there is significant overlap between "stranded costs" and "qualified costs," the terms are not synonymous.

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Qualified Costs

     Key to the issuance of a financing order like that requested by Detroit Edison is the Commission's determination of the amount of qualified costs to be recovered. Qualified costs are defined in Section 10h(g) of Act 142 as follows:

               "Qualified costs" means an electric utility's regulatory assets as determined by the commission, adjusted by the applicable portion of related investment tax credits, plus any costs that the commission determines that the electric utility would be unlikely to collect in a competitive market, including, but not limited to, retail open access implementation costs and the costs of a commission approved restructuring, buyout or buy-down of a power purchase contract, together with the costs of issuing, supporting, and servicing securitization bonds and any costs of retiring and refunding the electric utility's existing debt and equity securities in connection with the issuance of securitization bonds. Qualified costs include taxes related to the recovery of securitization charges.

MCL 460.10h(g); MSA 22.13(10h)(g).

     Detroit Edison proposes to securitize, net of tax benefits, a total of $1,843 million: $1,516 million for Fermi 2 capital investment (including 1999 and 2000 capital additions), $40 million for unamortized loss on reacquired debt, $99 million for recoverable income taxes related to Financial Accounting Standard (FAS) 109, $55 million for other post-retirement benefits related to FAS 106, $60 million for implementation costs and customer education, $27 million for the 5% residential rate reduction in 2000, $18 million for up-front costs of issuing the securitization bonds, and $28 million for costs of retiring and refunding existing debt and equity securities. Exhibit A-9.

     In addition, Detroit Edison proposes to recover ongoing costs of $1.8 million, which includes the servicing fee, rating agency fees, and funding of the overcollaterallization account. It does not propose to include these in the securitization bond principal, but rather to collect them as an

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additional component of the securitization charge. Because these costs are estimates, it proposes that they be subject to the true-up mechanism that will be applied to other qualified costs.

     Gerald F. Geml, Supervisor of the Auditing Section within the Commission's Electric Division, testified that the Staff performed a review of the books and records of the company to verify the amounts the company requested for securitization. He further indicated that the Staff reviewed prior orders to determine the ratemaking treatment of those items. 3 Tr. 596.

     Based on its review, the Staff made several adjustments, discussed below, and supports total qualified costs of $1,774 million, net of tax benefits. Exhibit S-27.

a.  Fermi 2 capital additions

     The Attorney General argues that the Commission's December 28, 1998 order in Case No. U-11726 did not authorize Detroit Edison to treat Fermi 2 capital additions for 1999 and 2000 as regulatory assets. Further, she argues that the company did not even try to show that these are costs that it is unlikely to recover in a competitive market. She asserts that Detroit Edison incurred the costs when it was aware of the transition to restructuring, and therefore it was unreasonable and imprudent for the company to incur the costs if it will be unlikely to recover them in the new environment. Plastipak agrees that Detroit Edison should not be permitted to securitize the capital additions for 1999 and 2000.

     Detroit Edison responds that the effect of the Commission's order in Case No. U-11726 was to change the manner of recovering the costs of Fermi 2, including future capital additions. It argues that the effect of the order was to render such additions regulatory assets. It therefore asserts that it is necessary to securitize the capital additions for 1999 and 2000 to permit the company to recover the costs.

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     The Staff supports the company's proposal. 3 Tr. 613. The Staff reasons that the company has reflected a full year of amortization for the plant in 2000, which reduces qualified costs, and it is therefore fair to reflect the capital additions through the end of 2000.

     The Commission concludes that the capital additions for Fermi 2 in 1999 and 2000 should be included in the amount to be securitized.(5) The Commission's orders on restructuring have made repeated commitments to the full recovery of nuclear capital costs that were expended to serve Michigan residents. It is therefore reasonable to permit Detroit Edison to treat as regulatory assets the capital additions for 1999 and 2000 and to securitize those amounts.

b. Unamortized loss on reacquired debt

     The Attorney General argues that the unamortized loss on reacquired debt should not be treated as a qualified cost because those costs are included in the company's current rate of return. Because the company has failed to prove that it will not earn its authorized rate of return, she asserts that the Commission cannot conclude that Detroit Edison will be unlikely to recover those costs in a competitive market.

     Detroit Edison says that the unamortized loss could have been reflected in its authorized rate of return in its last rate case, but says that the loss was instead treated as a cost adjustment to net income. It concludes that it is therefore appropriate to securitize the loss.

     The Commission concludes that Detroit Edison is correct, and the Attorney General's argument to the contrary is based on an incorrect assumption about how the costs were treated in the last rate case.

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     (5) Those additions include replacing the existing plant process computer and control room operator consoles, replacing the high pressure turbine steam path, and upgrading the emergency equipment cooling water system. 2 Tr. 328. Based on the characterization of those investments on the record, they are reasonable to protect the value of the plant.

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c.  FAS 109

     The Attorney General argues that FAS 109 does not require acceptance of the company's proposed treatment of these costs, and argues that the Commission can comply with FAS 109 by allowing only $19 million (before tax). 3 Tr. 648-651. Plastipak agrees with the Attorney General that FAS 109 costs should be $19 million rather than $153 million.

     Detroit Edison says that the effect of adopting the Attorney General's position would be to place the company in violation of Internal Revenue Service regulations that require investment tax credit benefits to flow back to customers no faster than over the regulated recoverable life of the associated fossil generation assets. It asserts that there is a significant penalty for a violation-the recapture of the tax benefits. To avoid that result, it says that the Commission must authorize it to treat FAS 109 costs in the manner it proposes.

     The Commission finds Detroit Edison's argument persuasive because it would not be appropriate to place significant tax benefits at risk. In addition, the methodology proposed by the company is consistent with past Commission accounting and ratemaking practices.

d.  Implementation and customer education

     The Staff recommends excluding the non-incremental labor costs for 1998 and 1999 because those costs are already reflected in rates. 3 Tr. 596. It recommends excluding the implementation costs for 2000 and the customer education costs because those are forecasts that the Staff has not been able to audit for reasonableness and prudence and are similar to items that the Staff has contested in past cases. 3 Tr. 612. On the other hand, the Staff does not oppose recovery of reasonable and prudent implementation costs in some other manner. Detroit Edison accepts the Staff's adjustment for 1998 and 1999. 2 Tr. 350-351. For the other costs, it proposes to use actual

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costs (or the most accurate estimates available) at the time it issues the bonds and to file reports with the Staff. 2 Tr. 351.

     ABATE, the Attorney General, Energy Michigan, and Plastipak argue that the Commission should exclude the costs of implementation and customer education. They argue that neither set of costs has been reviewed by the Commission. The Attorney General argues that the implementation costs should be addressed in other cases where it can be determined whether the costs are incremental costs caused by ROA and prudently incurred.

     The Commission adopts the Staff's view that costs for 1998 and 1999 that are non-incremental should not be securitized. The Commission adopted the Staff's adjustment to the costs incurred through 1998 in its October 24, 2000 order in Cases Nos. U-11955 and U-11956, the transition cost true-up cases for Consumers and Detroit Edison, respectively. It is reasonable to treat the costs for 1999 in the same manner. The Commission does not find that all of the costs for 1998 and 1999 should be disallowed. As noted above, the Commission granted conditional approval to some of those costs in Cases Nos. U-11955 and U-11956. Further, it finds that the estimated costs for 2000 and the customer education program should not be securitized until there has been an opportunity for review. As discussed below, Detroit Edison may treat those costs as regulatory assets, and may seek recovery as appropriate in other proceedings.

e.  2000 residential rate reduction

     Detroit Edison proposes to securitize the amount of the rate reduction for residential customers in 2000, which results from a difference in the timing of the implementation of the 5% residential rate cut (which took effect on June 5, 2000) and the issuance of securitization bonds (which it assumes will occur January 1, 2001). The utility cites Section 10d of Act 141 in support of its proposal to recover that lost revenue. According to Detroit Edison, that section clearly indicates

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that the savings from securitization are to be the source of the 5% residential rate cut regardless of when securitization occurs.

     The Staff, the Attorney General, ABATE, Energy Michigan, and Plastipak all agree that Detroit Edison has misread the act.

     The resolution of this issue depends on the wording of Section 10d, which states, in pertinent part:

               (1) Unless otherwise reduced by the commission under subsection
         (4), the commission shall establish the residential rates for each utility with 1,000,000 or more retail customers in this state as of May 1, 2000 that will result in a 5% rate reduction from the rates that were authorized or in effect on May 1, 2000.

                                      * * *

               (4) If the commission authorizes an electric utility to use securitization financing under section 10i, any savings resulting from securitization shall be used to reduce retail electric rates from those authorized or in effect as of May 1, 2000 as required under subsection
         (1).

                                      * * *

               (5) Except for savings assigned to the low-income and energy efficiency fund pursuant to subsection (6), securitization savings greater than those used to achieve the 5% rate reduction under subsection (1) shall be allocated by the commission to further rate reductions or to reduce the level of any charges authorized by the commission to recover an electric utility's stranded costs.

                                      * * *

               (6) If securitization savings exceed the amount needed to achieve a 5% rate reduction for all customers, then, for a period of 6 years, 100% of the excess savings, up to 2% of the electric utility's commercial and industrial revenues, shall be allocated to the low-income and energy efficiency fund . . ..

MCL 460.10d; MSA 22.13(10d).

     Notwithstanding Detroit Edison's assertions to the contrary, Act 142 did not make implementation of the 5% residential rate reduction contingent on the utility's issuance of securitization bonds. Rather, as can be derived from the Legislature's use of the word "shall" in Section 10d(1), each Michigan electric utility having over 1 million customers-namely, Consumers and Detroit

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Edison-was mandatorily required to reduce by 5% the residential rates that were authorized or in effect as of May 1, 2000. In contrast, all decisions regarding when (or even whether) to undertake securitization were left to the discretion of each utility's management. Thus, the so-called "timing difference" for which Detroit Edison seeks compensation never actually arose.

     The Commission concludes that the Legislature did not intend that the cost of the residential rate reduction prior to the financing order be securitized. The effect would be to turn the reduction into a deferral, and it would also shift costs to other rate classes. The act only requires that if a utility decides to securitize qualified costs, the savings be used first to offset the residential rate reduction, and the Commission may not prevent the utility from securitizing enough costs to create those savings.

f.  Servicing fee

     The Attorney General objects to the proposal to permit Detroit Edison to recover the market-based servicing fee because it represents Detroit Edison's cost for billing, collecting, and remitting ratepayer funds to the SPE and the utility's tariffs already recover these costs. 3 Tr. 657. William A. Peloquin further noted that, because it will be hired by Detroit Edison, the SPE will lack adequate incentive to challenge the amount of that servicing fee throughout the lives of the securitization bonds.(6) 3 Tr. 657.

     The Commission finds that the Attorney General's objection to the collection of these ongoing securitization expenses should be rejected. Although it is true that Detroit Edison's existing tariffs provide for the recovery of customer accounts expenses (i.e., those related to metering, billing, and

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     (6) Interestingly, neither the Attorney General nor any other party challenges the legitimacy of the proposed 1.25% fee that would be paid if some entity other than Detroit Edison is the servicer.

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payment collection), the onset of securitization will impose additional duties on the utility if it also operates as the servicer for the bonds. Specifically, Detroit Edison will be required to separate from all of its customers' payments, and forward to the SPE, the amounts received from each customer that pertain to the repayment of the securitization bonds. It is only logical that the performance of those additional duties will give rise to increased costs, a fact that appears to have been recognized by the Legislature in its decision to specifically include "the costs of . . . servicing securitization bonds" within the definition of qualified costs. Section 10h(g) of Act 142.

g. Conclusion

     Based on the findings expressed above, the Commission concludes that the total after-tax amount to be securitized in this proceeding is $1,774,202,000. The Commission further concludes that it should approve Detroit Edison's request to recover through its securitization charge (but not as part of the amount to be securitized) the ongoing expenses of securitization, including the maximum 0.05% servicing fee paid to Detroit Edison or the maximum 1.25% fee paid to a third-party servicer, as shown on Exhibit A-14.(7)

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     (7) Unicom notes that Detroit Edison has additional items that the utility could have included within the qualified costs for which it currently seeks securitization. Unicom expresses concern that the utility may, at some future date, attempt to recover these other costs "in a manner that would provide Edison with a competitive advantage" over other energy providers. Unicom's initial brief, p. 5. Unicom also expresses concern about what it sees as Detroit Edison's attempt to characterize some costs as properly borne by customers who choose ROA service when the costs could be viewed as implementation costs. Notwithstanding Unicom's apparent belief to the contrary, these issues are not ripe for Commission action.

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Satisfaction of Statutory Criteria

     Act 142 establishes several criteria that must be satisfied before the Commission is required to grant a utility's request for authority to issue securitization bonds. These criteria are set forth in Sections 10i(1) and 10i(2) of Act 142, which read as follows:

         (1) Upon the application of an electric utility, if the commission finds that the net present value of the revenues to be collected under the financing order is less than the amount that would be recovered over the remaining life of the qualified costs using conventional financing methods and that the financing order is consistent with the standards in subsection (2), the commission shall issue a financing order to allow the utility to recover qualified costs.

         (2) In a financing order, the commission shall ensure all of the following:

               (a) That the proceeds of the securitization bonds are used solely for the purposes of the refinancing or retirement of debt or equity.
               (b) That securitization provides tangible and quantifiable benefits to customers of the electric utility.
               (c) That the expected structuring and expected pricing of the securitization bonds will result in the lowest securitization charges consistent with market conditions and the terms of the financing order.
               (d) That the amount securitized does not exceed the net present value of the revenue requirement over the life of the proposed securitization bonds associated with the qualified costs sought to be securitized.

MCL 460.10i(1) and (2); MCL 22.13(10i)(1) and (2).

     Detroit Edison's witnesses offered substantial testimony and exhibits describing the manner in which they believed that the utility's securitization proposal satisfies these criteria.

a.  Section 10i(1)

     The Commission is required to make a comparison of two net present values: the net present value of the qualified costs to be securitized over their remaining lives using conventional financing methods and the net present value of the revenue requirement of the securitization bond payments under this financing order. The company performed this analysis, and the results are found on Exhibits A-13 and A-14. The net present value of the qualified costs to be securitized is

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$2.535 billion versus the net present value of the revenue requirement of the securitization bond payments of $2.054 billion. The company concludes that it satisfies this statutory test by $480 million.

     The Staff conducted a similar analysis and concludes that the company meets the test. 3 Tr. 617-618; Exhibits S-29 and S-30. The Staff also concludes that the company meets the test if the values are computed over the original expected maturity schedule for the assets. 3 Tr. 618.

     The only party to challenge this assessment is the Attorney General, who argues that both Detroit Edison and the Staff were wrong to use analyses based on revenue requirements. She also argues that Detroit Edison improperly made its calculation over a 7-year period rather than a 14-year period. According to her witness Charles W. King, the more appropriate analysis would be to compare the actual cash flows that Detroit Edison would collect under a financing order with those that would be recovered under conventional financing for the period during which it would recover under standard accounting (up to 20 years). 2 Tr. 228. He concluded that Detroit Edison had failed to demonstrate that it passes the test in Section 10i(1). 2 Tr. 230. The Attorney General therefore asserts that the utility's request for securitization should be rejected.

     The Commission does not find the Attorney General's assertion persuasive. In contrast to Case No. U-12505, Consumers' securitization case, Mr. King did not prepare a cash flow analysis for Detroit Edison. The Commission therefore finds the analyses relied upon by Detroit Edison and the Staff are the only appropriate ones on the record. Because these analyses show the net present value of the revenue requirement resulting from securitization to be significantly less than that arising from conventional financing, the Commission concludes that the statutory test set forth in Section 10i(1) is satisfied. Furthermore, the Commission finds that Detroit Edison and the Staff used the correct time period (seven years) in their calculations because the assets to be securitized

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are already approved for recovery by the end of 2007. Therefore, the Attorney
General's conclusion is incorrect.

b.  Sections 10i(2)(a) and 10i(2)(c)

     As noted above, Section 10i(2)(a) of Act 142 requires that the proceeds derived from the sale of the securitization bonds be used solely for the purposes of refinancing or retiring the utility's existing debt or equity. David
E. Meador testified that the bonds will be used solely to refinance or retire debt and equity. 2 Tr. 284, 287-291, 300. Moreover, Detroit Edison has agreed to provide reports to the Staff to show that the proceeds have been used in compliance with Act 142. 2 Tr. 300. Section 10i(2)(c) requires that the securitization bonds be structured and priced in a manner that will result in the lowest securitization charges possible. Detroit Edison asserts that, based on information provided by two of its witnesses, Dr. Howard L. Hiller and Mr. Meador, this statutory test should be deemed satisfied because it has structured the issuance of the bonds to ensure the lowest possible securitization charges. 2 Tr. 185-193, 271-274.

     The Staff says that compliance can be known with certainty only after the bonds are issued, but it expects Detroit Edison to follow reasonable and efficient business practices. 3 Tr. 620. To assure compliance, the Staff recommends that the Commission require the company to file regular reports, with its first report on the use of the proceeds within 30 days of the issuance of the bonds, quarterly reports thereafter until all of the bond proceeds have been disbursed and used for their intended purpose, and annual reports until all bonds have been retired. 3 Tr. 620-621. The Staff also recommends that the company file reports on its success in marketing and selling the securitization bonds. 3 Tr. 621.

     ABATE asks the Commission to expressly adopt in the final order the commitments made on the record by Mr. Meador with respect to the use of the proceeds by Detroit Edison and its parent

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company, DTE Energy Company. Similarly, the Attorney General expresses concern that the intent of Section 10i(2)(a) will not be met if the holding company does not retire equity.

     The Commission finds that Detroit Edison's securitization proposal satisfies Sections 10i(2)(a) and 10i(2)(c) of Act 142. Through the testimony provided by Mr. Meador, Detroit Edison specifically and unequivocally states that all of the proceeds from the sale of the securitization bonds will be used to refund or retire Detroit Edison's existing debt and equity, thus reducing the utility's capital costs. That is sufficient to meet the requirements imposed by
Section 10i(2)(a). Similarly, the detailed marketing plan developed by the utility and described by Dr. Hiller shows that Detroit Edison plans to take all reasonable steps to achieve the lowest possible securitization charges to repay the bonds. Thus, the utility's proposal satisfies Section 10i(2)(c).

     Nevertheless, the Commission agrees with the Staff that regular reporting is appropriate. First, Detroit Edison must file its first report regarding its use of securitization bond proceeds within 30 days of the bonds' initial issuance (or any portion of their issuance), and quarterly from that date until all bond proceeds have been disbursed. Second, the reports should be structured to also include information detailing DTE Energy's use of those proceeds. Third, in the event that a decline in interest rates leads Detroit Edison to refinance any of its securitization bonds, the utility should file-within 7 days of that refinancing-a report notifying the Commission of that fact. Following completion of the refinancing and receipt of the report, the Commission will initiate a hearing to determine the appropriate use of all cost savings arising from that refinancing. Fourth, to ensure continued adherence to the requirements set forth in Section 10i(2)(c) of Act 142, Detroit Edison should file-again, within 7 days-a report (1) notifying the Commission of any reduction in applicable interest rates or other charges in the bond market that might make refinancing economi-

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cally advantageous, and (2) advising the Commission of what, if any, steps the utility intends to take in light of that reduction or change.

     The Commission also agrees with ABATE about the need to expressly adopt the commitments that Detroit Edison made on the record about the use of the proceeds: Detroit Edison shall maintain its debt and equity at approximately
50% each, use the proceeds to retire debt and equity in those percentages, retire debt and equity as quickly as reasonable (with 60 to 90 days after receiving the bond proceeds as the target), retire nonpublicly traded equity of Detroit Edison that is held by DTE Energy, maintain a similar capital structure at the parent company and use the proceeds in a similar manner at the parent company, use any proceeds from Detroit Edison to the parent company to pay down debt and buy back equity at the parent company, and agree that, for ratemaking purposes, Detroit Edison's capital structure will be assumed to be lowered by 50% of the net bond proceeds for both debt and equity. See, 2 Tr. 287-91.

c.  Section 10i(2)(b)

     Section 10i(2)(b) demands that Detroit Edison's securitization proposal be shown to provide tangible and quantifiable benefits to the utility's customers. Detroit Edison has sought to quantify these benefits by comparing its revenue requirements before and after the issuance of the requested amount of securitization bonds. Detroit Edison asserts that the issuance of $1.85 billion of securitization bonds would result in a net reduction in its electric revenue requirement of approximately $254 million in the first year, which it says will be used to, among other things, reduce customer rates, fund a low-income and energy efficiency fund, and provide for the funding of the infrastructure necessary to enable customers to choose alternative electric suppliers. It says that the precise benefit to customers will depend upon the actual amount of securitization bonds that

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can be issued under the market conditions at that time and the actual level of yields and costs experienced in connection with the bond sale.

     The Staff finds a benefit in the reduction of the company's capital costs, to the extent that the lower costs permit a reduction in Detroit Edison's rates. 3 Tr. 622.

     The Attorney General argues that only $65 million of the $254 million claimed savings is attributable to securitization, and because net stranded costs will be less than the qualified costs, Detroit Edison has failed to show a benefit to customers. She also says that the reduction in rates follows from
Section 10d(1), not securitization, and the lower cost of capital benefits the company, not its customers.

     The Commission disagrees with the Attorney General, and finds adequate support in the record for concluding that the statutory test set forth in
Section 10i(2)(b) is satisfied. The stated goal of securitization, and one that several witnesses view as eminently achievable in this case, is to issue bonds with a AAA rating and a correspondingly low interest rate. As reflected on numerous exhibits, the expected interest rate for the utility's securitization bonds (which Detroit Edison predicts to be 7.7%) will be significantly lower than the utility's authorized rate of return on common equity (which presently stands at 11%). Due to this significant differential, it is clear that by using even a portion of its securitization bond proceeds to retire common equity, Detroit Edison's proposal will produce quantifiable and tangible benefits.

     Moreover, a full reading of Act 141 indicates that, notwithstanding the imposition of the temporary rate freeze referred to by the Attorney General, benefits derived from securitization can be immediately passed on to Detroit Edison's ratepayers. Specifically, although Section 10d(1) purports to freeze Detroit Edison's retail rates at their May 1, 2000 level until the close of 2003, that provision concludes by stating "unless otherwise reduced by the commission under

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subsection (4)." MCL 460.10d(1); MSA 22.13(10d)(1). The "subsection (4)"
referred to above states, in pertinent part, that:

               (4) If the commission authorizes an electric utility to use securitization financing under section 10i, any savings resulting from securitization shall be used to reduce retail electric rates from those authorized or in effect as of May 1, 2000 as required under subsection
         (1).

MCL 460.10d(4); MSA 22.13(10d)(4). Thus, because today's order grants Detroit Edison's request to securitize up to $1,774,202,000 in after-tax qualified costs and directs the utility to use its securitization cost savings to implement additional rate reductions (beyond the 5% residential rate cut imposed by the June 5, 2000 order in Case No. U-12464) and provides other uses for the securitization cost savings that benefit customers,(8) the Commission concludes that the requirements of Section 10i(2)(b) have been satisfied.

d.  Section 10i(2)(d)

     As noted above, the last of these statutory tests requires the Commission to find that the amount to be securitized does not exceed the net present value of the revenue requirement for those qualified costs over the life of the securitization bonds. The present value analysis is summarized in the testimony of Gerald F. Sasek. As shown on Exhibit A-13, the net present value of the qualified costs is $2.535 billion versus the $1.85 billion that Detroit Edison seeks to securitize. The Staff agrees that company meets the test. 3 Tr. 619; Exhibit S-29.

     The Attorney General argues that Detroit Edison can show that it passes this test only because it ignores $993 million in taxes and ignores the last seven years of the bonds' lives. She says that the proper comparison is between the $2.85 billion that Detroit Edison seeks to recover (the

--------

     (8) See, infra, the Commission's discussion regarding the "Proposed Use of Securitization Costs Savings."

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qualified costs and the related taxes) and the net present value of $2.535 billion, which means that Detroit Edison's proposal does not meet the test. In a related argument, the Attorney General asserts that the tax charge does not fall within the scope of Section 10h(g), and therefore the Commission cannot authorize Detroit Edison to impose the charge.

     Detroit Edison says that its treatment of taxes is consistent with past ratemaking practice, including the taxes at issue in Case No. U-11726, where the Commission authorized Fermi 2 as a regulatory asset.

     The Commission finds that the Attorney General's challenge is not well taken. The difference between the gross amount of the qualified costs and the face value of the proposed securitization bonds corresponds solely to the income tax effect arising from Detroit Edison's future collection of securitization charges. Both the utility and the Staff were correct to compare their respective net present value figures to the after-tax figure. Moreover, because each of those net present value figures greatly exceeds the after-tax figures, the Commission concludes that Section 10i(2)(d) has also been satisfied. Furthermore, the Attorney General's argument that Detroit Edison cannot collect the taxes associated with the qualified costs is not supported by the statute.

e. Conclusion

     Based on the findings set forth above, Detroit Edison's proposal has met each of the criteria established by Section 10i(1) and 10i(2) of Act 142. The Commission therefore concludes that the utility's request for authority to issue securitization bonds should be granted.

Proposed Use of Securitization Cost Savings

     Detroit Edison estimates that the proposed transaction will result in a net revenue requirement reduction of $254 million, which it proposes to use as follows: $65 million to fund the 5%

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residential rate reduction, $124 million to reduce all commercial and industrial rates (including special contracts) by 5%, $50 million to fund the low-income and energy efficiency (LI/EE) fund, and $15 million for a qualified cost reserve fund to reduce future stranded and transition costs. 3 Tr. 462-463. The Staff agrees with the company's proposed use of the proceeds, but calculates, with its adjustments to qualified costs, different amortization schedules, and different financing assumptions, that the savings will be $264 million.

     None of the parties dispute the utility's plan to use a portion of the savings to underwrite Detroit Edison's previously initiated residential rate cut. Nevertheless, there are several disputes about the use of the remaining securitization-related savings.

     The MEC and MCAAA contend that the Commission is statutorily obligated to use at least $50 million in annual excess savings to provide the funding necessary to establish and operate the LI/EE fund described in Section 10d(6) of Act 141. According to MEC, "a common sense interpretation" of Act 141 requires that excess savings above the 5% residential rate reduction mandated in Section 10d(1) must go, "as a matter of priority," to the LI/EE fund. MEC's initial brief, p. 6. MEC asserts that it is an error to read the act as placing a higher priority on giving all customers a 5% reduction or reducing stranded costs before the fund is created. MEC therefore requests that the Commission establish the fund at the maximum level permitted by the act, 2% of Detroit Edison's commercial and industrial revenues.

     MS&T says that the act permits the funding of the LI/EE fund only after all customers receive a 5% reduction, not only bundled sales customers. Detroit Edison, the Attorney General, ABATE, and Unicom all agree that the MEC and MCAAA have misread the statute.

     The resolution of this issue depends on the wording of Section 10d. This section states, in pertinent part:

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               (1) Unless otherwise reduced by the commission under subsection
         (4), the commission shall establish the residential rates for each utility with 1,000,000 or more retail customers in this state as of May 1, 2000 that will result in a 5% rate reduction from the rates that were authorized or in effect on May 1, 2000.

                                      * * *

               (4) If the commission authorizes an electric utility to use securitization financing under section 10i, any savings resulting from securitization shall be used to reduce retail electric rates from those authorized or in effect as of May 1, 2000 as required under subsection
         (1).

                                      * * *

               (5) Except for savings assigned to the low-income and energy efficiency fund pursuant to subsection (6), securitization savings greater than those used to achieve the 5% rate reduction under subsection (1) shall be allocated by the commission to further rate reductions or to reduce the level of any charges authorized by the commission to recover an electric utility's stranded costs.

                                      * * *

               (6) If securitization savings exceed the amount needed to achieve a 5% rate reduction for all customers, then, for a period of 6 years, 100% of the excess savings, up to 2% of the electric utility's commercial and industrial revenues, shall be allocated to the low-income and energy efficiency fund . . ..

MCL 460.10d; MSA 22.13(10d).

     The MEC and MCAAA are mistaken in their belief that Act 142 requires a mandatory contribution to the LI/EE fund before commercial and industrial customers receive any rate reduction. By its own terms, the mandatory contribution provision set forth in Section 10d(6) does not take effect until "securitization savings exceed the amount needed to achieve a 5% rate reduction for all customers," rather than just those customers taking service on the utility's residential rates. MCL 460.10d(6); MSA 22.13 (10d)(6). [Emphasis added.] Thus, until all classes of customers on this utility's system have received rate cuts of at least 5%, the MEC and MCAAA cannot claim any portion of the savings produced by Detroit Edison's proposed securitization for the LI/EE fund.

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     Having rejected these arguments as being inconsistent with Section 10d of
Act 142, the Commission must now decide how the securitization savings can best be used after funding the residential rate reduction. It finds that the key to this determination resides in the second clause of Section 10d(5), which states that securitization savings in excess of those used to achieve the 5% residential rate reduction "shall be allocated by the commission to further rate reductions or to reduce the level of any charges authorized by the commission to recover an electric utility's stranded costs." MCL 460.10d(5); MSA 22.13(10d)(5). The Commission concludes that it is appropriate to grant all commercial and industrial customers a 5% rate reduction. The remaining savings can be used for the LI/EE fund, up to 2% of commercial and industrial revenues (approximately $50 million per year) as provided by statute.

     If there are any remaining savings, Unicom argues that there is no statutory basis for the Commission to authorize Detroit Edison to use that money to mitigate stranded costs without Commission oversight, especially if the effect would be adverse to ROA customers and suppliers.

     The Commission agrees with Unicom that Detroit Edison should not have discretion in the use of any remaining savings. The Commission directs that any remaining savings shall be used to reduce transition charges.

     In summary, the Commission concludes that Detroit Edison's securitization savings shall be applied as follows: (1) the residential 5% rate reduction, (2) a 5% rate reduction for all commercial and industrial customers, (3) the LI/EE fund, and (4) a reduction of transition charges. Unlike the mandatory 5% residential rate cut, which had immediate effect, implementation of the other uses should be held in abeyance pending Detroit Edison's initial receipt of securitization bond

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proceeds and shall commence contemporaneously with the initiation of the utility's securitization charges.(9)

Proposed Amortization, Accounting, and Ratemaking Approvals

     Detroit Edison requests accounting and ratemaking authorization to amortize or record, or both, qualified cost items on the same basis as their recovery through the collection of securitization charges. In addition, it requests approval for the accounting authorization necessary to effectuate the securitization transaction, the securitization tax charge, and the true-up of qualified cost estimates. Finally, it requests that if the amount of the 5% residential rate reduction in 2000 or implementation and customer education costs are not securitized, those items be approved as regulatory assets.

     The Staff supports the requests, with the exception of the treatment of the residential rate reduction for 2000. The Attorney General and Energy Michigan agree with the Staff that the residential rate reduction should not be treated as a regulatory asset. They oppose that treatment on the grounds that (1) a rate reduction cannot, by definition, constitute a regulatory asset, and (2) granting the utility's request would cause ratepayers to receive less than a 5% rate reduction. These parties therefore argue that the Commission should reject Detroit Edison's proposed treatment of that revenue reduction. Energy Michigan says that treating it as such will set the stage for a later request to securitize that new regulatory asset. It also opposes treating implementation and customer education costs as regulatory assets at this time.

--------

     (9) Detroit Edison filed an application on September 1, 2000 in Case No. U-12595 for approval of the ratemaking necessary to implement the surcharges, rate reductions, and the LI/EE fund. As a result of the determinations set out in this order, Detroit Edison may need to revise or withdraw the application in Case No. U-12595.

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     The Commission finds that it must reject Detroit Edison's proposal to treat the rate reduction as a regulatory asset prior to the issuance of this order. A regulatory asset is created when the Commission issues a ruling making it probable that a regulated utility's incurred cost will be recovered through future revenue. Unlike an investment in an abandoned or economically uncompetitive generating plant, a rate cut does not constitute an incurred cost. Thus, the 5% residential rate reduction mandated by Section 10d(1) of Act 141 falls outside the definition of a regulatory asset. Moreover, granting Detroit Edison the authority to treat this amount as either a regulatory asset or a qualified cost could result in its recovery, albeit over time, from utility customers. This would have the illogical effect of requiring ratepayers to pay for their own rate cut.

     With respect to the request to treat implementation and customer education costs as regulatory assets, the Commission grants that request. Detroit Edison is entitled to recover the reasonable and prudent costs that it incurs to implement the retail open access program. Although the Commission does not agree that all of those costs should be treated as qualified costs, it is reasonable to allow Detroit Edison to treat those costs as regulatory assets that can be recovered at another time if found to be reasonably and prudently incurred.

     The Commission concludes that Detroit Edison's other requests for amortization, accounting, and ratemaking authority are reasonable and should be approved.

     Before moving on, one other issue (more procedural than substantive) must be addressed. Specifically, Energy Michigan argues that the amortization, accounting, and ratemaking approvals included in the Commission's financing order should not be given immediate effect. Instead, Energy Michigan contends, the effect of these approvals-as well as any other authorizations granted in this order-should be tolled pending Detroit Edison's express acceptance of all conditions and limitations that this order places on the utility.

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     The Commission finds Energy Michigan's argument persuasive. If Detroit
Edison elects not to pursue securitization due to its failure to prevail on some issue addressed in this order, the basis for granting the utility's myriad requests for amortization, accounting, and ratemaking authority disappears. The Commission thus concludes that its grant of all such authority shall not become effective until Detroit Edison submits a written acceptance of the Commission's financing order. Upon the filing of that acceptance with the Commission, the financing order and the securitization charges approved in the order shall be considered irrevocable as directed under Section 10i(4) of Act 142-except as provided under Section 10k(3) of that act.

Securitization Bond and Tax Charges

     Due to its earlier finding that Detroit Edison's request for authority to issue securitization bonds should be granted, the Commission must now rule on how costs relating to those bonds shall be recovered.

a.  Offsetting rate reduction

     Detroit Edison does not propose to reduce rates for ROA customers by any amount as a result of securitization. Exhibit I-26. This is in contrast to its treatment of bundled sales customers. 3 Tr. 473.

     Energy Michigan says that it is essential that both bundled sales customers and ROA customers receive an offsetting credit equal to the securitization bond and tax charges. It says that if open access customers do not receive the same credit as bundled sales customers, ROA will be less competitive. Energy Michigan proposes that ROA customers should pay no more than the bid transition charge through 2001, which can be accomplished by subtracting the securitization charge from the bid, with a negative charge when the securitization charge exceeds the bid. Beginning in

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2002, it proposes that an amount equal to the securitization charge be subtracted from the transition charge, again with a negative charge when appropriate.

     The Staff is concerned with Detroit Edison's proposal to charge ROA customers the higher of their bid transition charge or the securitization charge until 2002. The Staff asserts that prior to 2002, ROA customers should be charged only their bid amount, which can be accomplished by offsetting the securitization charges with an equal credit until December 31, 2001. After that date, ROA customers would be charged the securitization charge plus any transition costs, which could be positive or negative.

     The Commission agrees that Detroit Edison must implement a reduction in each customer's rates equal to the amount of the securitization and tax charges. The effect is to avoid shifting costs from one rate class to another and to maintain the competitive balance between bundled and ROA service. The Commission therefore finds that its approval of Detroit Edison's application should be conditioned upon the utility's express agreement that the utility will reflect on bundled sales and ROA customers' bills alike an offset equal to the sum of each customer's securitization and tax charges payable for that same billing period.(10)

b. Uniform per kilowatt-hour charges

     Detroit Edison proposes to recover the costs of securitization by imposing a uniform per kilowatt-hour (kWh) securitization bond charge, as well as a uniform per kilowatt-hour tax charge, on each customer's energy usage. The utility gives three reasons in support of this approach. It says that a uniform charge simplifies the administration and true-up of the securitization transac-

--------

     (10) This conclusion addresses the argument of MEC and MCAAA that the Commission cannot impose any securitization surcharges on the residential rate class if the effect would be to cause the 5% rate reduction to be less than that amount.

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tion and facilitates the audit trail in the transaction. It also says that because rates will not increase as a result of securitization, no reallocation of cost responsibility occurs. It also notes that a uniform charge is consistent with the Commission's decision-set forth in numerous orders in Case No. U-11290 et al.-to collect ROA transition charges through the application of a uniform energy surcharge. The Staff supports a uniform surcharge.

     ABATE, Unicom, Plastipak, and Energy Michigan object to the utility's proposal to recover its securitization-related costs through the use of uniform per kilowatt-hour charges. According to these parties, applying per kilowatt-hour charges would be disadvantageous to high load factor customers and inconsistent with the statute, which says that the Commission shall not reallocate cost responsibility among different customer classes. They also assert that it is inconsistent with the methodology currently used to recover generation-related costs and ignores the differences in line losses for the various rate classes. They argue that administrative convenience should not override principles of cost causation and compliance with the statute. Because no such allocation was performed by any of the parties to this case, they recommend that the Commission reject the utility's proposal to use uniform per kilowatt-hour charges and, instead, order Detroit Edison to develop new rates based on the 12 coincident peak, 75% demand/25% energy methodology.

     Detroit Edison, joined by the Staff, opposes that recommendation for several reasons. First, they point out that because no such cost allocation has been performed-much less offered into evidence-with regard to these securitization costs, mandating the use of the 12 coincident peak method would significantly delay the start of securitization. Second, noting that it would require the utility to develop different securitization and tax charges for each customer class, use of that allocation methodology would make all future securitization and tax charge reconciliations unnecessarily complex and time-consuming. Third, claiming that the primary beneficiaries of base

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load plants like Fermi 2 are high energy use customers, they contend that the demand-based allocation sought by ABATE, Unicom, Plastipak, and Energy Michigan would assign far too little of the qualified costs to those customers. For these and other reasons, they support the use of uniform per kilowatt-hour charges.(11)

     The Commission agrees and finds that Detroit Edison's proposal should be adopted in this regard. A similar situation arose in Case No. U-11290, where the Commission had to determine the best method for recovering stranded costs. Due, in large part, to the fact that it would help expedite the true-up of all transition and implementation charges imposed on ROA customers, the Commission authorized the use of a uniform per kilowatt-hour charge. Because Section 10k(3) requires that securitization charges "be reviewed and adjusted by the commission at least annually," ease of administration likewise weighs heavily in favor of applying per kilowatt-hour charges in the present case.

     Moreover, notwithstanding some parties' claims to the contrary, use of uniform per kilowatt- hour securitization and tax charges will not change existing cost allocations among customer classes. 3 Tr. 517-518. This is because a corresponding reduction in each customer's distribution or transition charge will be made, thus assuring that no customer pays more as a result of securitization. This is in contrast to the demand-based allocation methodology proposed by ABATE, Unicom, Plastipak, and Energy Michigan, which (because Fermi 2 is a base load plant whose principal beneficiaries are high energy use customers) would likely result in a reallocation of cost responsibility in violation of Section 10d(5) of Act 141.

--------

     (11) Unicom supports a flat per kilowatt-hour charge for customers who use only stand-by service to avoid "wildly excessive" charges. Unicom's initial brief, p. 10, fn 1.

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     For these reasons, the Commission concludes that the utility's proposal to recover its securitization-related costs through the use of uniform per kilowatt-hour securitization and tax charges should be approved.

c.  Proposed equalization of the rate reduction

     Energy Michigan says that ROA will be less competitive if open access customers do not receive the same reduction in dollars per kilowatt-hour as bundled sales customers. Specifically, it states that although the 5% reduction in bundled residential rates produces a net reduction of 0.375(cent) per kWh, it reduces the rates charged to ROA residential customers by less because the percentage reduction applies only to transmission and distribution costs and not to generation-related expenses. Energy Michigan therefore recommends, among other things, ordering Detroit Edison to subtract the same dollar amount per kilowatt-hour from rates for all bundled and ROA residential customers. Unless this occurs, Energy Michigan continues, residential customers will have an incentive to remain on Detroit Edison's bundled rates instead of switching to ROA. It makes the same argument for the other rate classes as well.

     Detroit Edison says that customers considered their options before deciding whether to take service under ROA, and changes in bundled rates now can have had no effect on the decisions that they have already made. Further, it says that the securitization savings relate to generation assets, and because ROA customers pay rates to Detroit Edison for only transmission and distribution services, there is no basis for giving them generation-related savings.

     The Commission finds Energy Michigan's arguments on this issue persuasive. Act 141 requires a 5% reduction in residential rates from those authorized or in effect on May 1, 2000. For a bundled sales customer, this reduced rates by 0.375(cent) per kWh effective June 5, 2000. There were no ROA residential customers on that date. In the future, if the equalization adjustment

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proposed by Energy Michigan is not made, then residential customers switching to
ROA will receive a lower rate reduction than those that do not. The Commission finds that this outcome would be inconsistent with the legislative intent that all residential customers receive a 5% rate reduction. The same reasoning supports a requirement that commercial and industrial customers receive the same reduction per kilowatt-hour regardless of whether they choose to remain on bundled service or switch to ROA.

     Moreover, even if Act 141 did not require the equalization adjustment, there are significant policy reasons that call for its adoption for all customer classes. As previously noted, Section 10d(5) of Act 141 requires that securitization proceeds in excess of those needed to fund the 5% residential rate reduction "shall be allocated by the commission to further rate reductions or to reduce the level of any charges authorized by the commission to recover an electric utility's stranded costs." MCL 460.10d(5); MSA 22.13 (10d)(5). Thus, even if Act 141 did not require the equalization adjustment, the Commission would be authorized to implement it. The record clearly indicates that, without the equalization adjustment, customers who switch to an alternative supplier will be unfairly disadvantaged. This is inconsistent with the policy of promoting a competitive market. Thus, the Commission finds that Energy Michigan's proposed equalization adjustment should be adopted for policy reasons as well as because it is required by Act 141.(12)

--------

     (12) This conclusion resolves the concern of Unicom about Detroit Edison's proposal to use a portion of the securitization savings to fund a rate reduction for only bundled commercial and industrial customers. Similarly, MS&T had objected to Detroit Edison's failure to propose that any of the proceeds be used to provide a 5% rate reduction for ROA customers.

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d.  New customers

     Energy Michigan says that a portion of Detroit Edison's testimony can be interpreted as suggesting that customers coming on the system after June 5, 2000 will be not subject to the securitization charges. It asserts that there is no reason to discriminate in favor of those customers, particularly when they benefit from the rate reduction that is created by securitization.

     The Commission agrees with Energy Michigan that there is no lawful basis for drawing a distinction between customers based on when they first took service on Detroit Edison's system. Therefore, to be clear, if it was Detroit Edison's intent to draw that distinction, it may not do so. All customers will pay the securitization charges unless the statute grants an exemption.

e.  Range of securitization and tax charge liability

     MS&T requests that the Commission state that the securitization charges constitute "other similar charge[s]" as used in Section 10a(6) of Act 141 and therefore may not be imposed on self-service power.(13)

     The Commission agrees with MS&T that the securitization charges approved in this order fall within the "any other similar charge" clause set forth in both Sections 10a(6) and 10a(7) of Act 141. However, this does not automatically mean that every customer who claims to use self-service power or to be engaged in affiliate wheeling is entitled to an exemption from the securitization charges proposed in this proceeding. There are other provisions within Act 141 that may

--------

     (13) Section 10a(6) says that the act "does not impose a transition, implementation, exit fee, or any other similar charge on self-service power."
Section 10a(7) has the same language for affiliate wheeling.

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come into play for a specific customer. It is enough to state for now that the securitization charges are a "similar charge" as that term is used in Subsections 10a(6) and 10a(7) of Act 141.(14)

f.  Implementation of direct billing

     Detroit Edison proposes that, prior to January 1, 2002, it would collect its securitization charges from each ROA customer and collect the transition charge from the marketer. However, starting January 1, 2002, Detroit Edison would begin billing ROA customers directly for both charges. According to Energy Michigan, initiating one billing system and promptly replacing it with another would lead to needless confusion, create billing problems for those providers, and increase implementation costs. It therefore recommends that the Commission require Detroit Edison to bill customers directly for the securitization and transition charges.

     Detroit Edison opposes this recommendation. According to the utility, the Commission's orders in Case No. U-11290 placed responsibility on the retail service provider for paying the winning bid price for ROA service, and the desire to shift this responsibility to the ROA customers is an insufficient basis for making a change.

     The Commission disagrees with the utility and finds that Energy Michigan's request should be granted. Detroit Edison anticipates that, if everything goes as planned, the SPE will begin issuing its securitization bonds in January 2001. Thus, the period during which the utility plans to bill retail energy providers, instead of the underlying ROA customers, would last no more than 12 months. The Commission therefore concludes that, to avoid the needless confusion that could

--------

     (14)Bay Windpower's similar request that renewable energy purchases be exempt from transition, implementation, exit fee, and securitization charges can likewise be granted only to the extent the statute provides an exemption.

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result from changing the billing system after such a short time, Energy
Michigan's recommendation to implement direct billing from the outset should be adopted.

g.  Declining charge

     The Attorney General argues that the Commission should use a levelized revenue requirement to compute the securitization charges, which should create a declining charge and would avoid a potential violation of Section 10d(7) for residential customers. 3 Tr. 659.

     The Commission concludes that the proposal is not necessary. The offsetting reduction for the securitization charges avoids a net increase in rates for residential customers.

Periodic True-ups

     To ensure that the amount collected from the securitization bond charge and securitization tax charge is sufficient to service the securitization bonds and ongoing other qualified costs related to the bonds and to recover the associated tax liability, respectively, there must be periodic true-ups of the charges. The methodology for making true-ups was described by Dr. Hiller and Mr. Sasek. Detroit Edison asserts that the true-up is important to the investment community and increases the likelihood that the bonds will carry the lowest possible interest rate because the process ensures that even as energy usage, payment rates, and other factors change, the revenues are sufficient to make the required bond payments.

     Detroit Edison proposes that, at least annually, the servicer will file with the Commission a true-up advice letter as shown on Exhibit A-17 (a "routine true-up letter"). The resulting upward or downward changes to the securitization bond charge and securitization tax charge would be effective on the date specified in the routine true-up letter unless the Commission found an arithmetic error. Detroit Edison also proposes that more frequent routine true-up letters could be

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filed, depending upon rating agency requirements. Additionally, whenever the company as servicer (or any successor servicer) determined that the true-up mechanism requires modification, a non-routine true-up advice letter could be filed, with the resulting changes to be effective upon review and approval by the Commission. Detroit Edison emphasizes that the Staff will review the true-up adjustment on a regular basis, and if any further adjustment is warranted, the Commission could make it in the transition charge true-up proceedings.

     The Staff advocates a quick and simple process, with the focus on differences between expected and actual sales. It recommends that all supporting material be provided at least five business days before the new charges become effective. The Staff would review the supporting materials and, unless there were an error, the new charges would become effective without Commission action.

     The Attorney General contends that the Commission should require contested case proceedings. Energy Michigan is concerned that Detroit Edison's proposal would permit even monthly true-ups with potentially large and frequent changes in the securitization charges.

     The record clearly shows that not only are periodic securitization and tax charge true-ups necessary, but (to provide the certainty needed to obtain a AAA bond rating) they need to be undertaken in a way that allows for their swift and certain resolution. For this reason, the Commission finds that Detroit Edison's proposal for a true-up mechanism should be approved, but with two relatively minor changes. First, the utility as servicer should be limited to undertaking no more than one routine true-up per year until 12 months prior to the last expected maturity date of the securitization bonds. Moreover, during the period from the beginning of those 12 months until the legal final maturity date, routine true-ups shall be limited to no more than one per quarter. Second, Detroit Edison, in its role as servicer of the securitization bonds, should initiate each

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routine true-up pursuant to Section 10k(3) of Act 142 by filing a request for adjustment that (1) explains how its proposed revision of the securitization and tax charges will ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the securitization bonds, (2) shows the computation of the proposed adjustments to the securitization charge and the tax charge currently in place, and (3) seeks Commission review and approval-on an expedited basis-of the arithmetic computations contained in the proposed adjustments before they can be implemented. All reviews conducted by the Commission of the computations shall be consistent with the requirements of Section 10k(3) of Act 142 for a true-up mechanism. This review must be completed regarding the servicer's request for adjustments to the securitization charge and the tax charge pursuant to a routine true-up within 45 days after Detroit Edison as servicer files its request for an adjustment.(15) The determination of the Commission in response to a request for adjustment shall be provided by the Commission to the servicer within the aforementioned 45-day period. The adjustments by the Commission will be to the securitization charge and the tax charge in effect prior to the filing of the request for adjustment and those charges shall remain in place until the adjustments have become effective and are being billed to customers.

--------

     (15) As mentioned in Detroit Edison's proposal, a dramatic and unforeseen change in circumstances could result in a request for a non-routine true-up. The Commission is approving Detroit Edison's request for the availability of a non-routine true-up process to a servicer of securitization bonds. Because it, unlike a routine true-up, would have a scope that goes beyond verification of arithmetic computations and would necessitate a complex contested case proceeding, resolution of a request by a servicer for a non-routine adjustment to the securitization charge and the tax charge would not be subject to the 45-day deadline.

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Miscellaneous Issues

     In addition to those discussed above, eight additional issues have been raised by the parties. First, the Chamber filed a motion for summary disposition based on its claim that net stranded costs must be addressed in this proceeding. The Commission denied that motion in an order dated October 24, 2000.

     Second, ABATE, the Attorney General, and Plastipak claim that the ALJ erred in excluding all of the testimony offered by Dr. Richard D. Tabors, Francis A. Roberts, and Christopher D. Seiple and portions of the testimony of James T. Selecky and Charles W. King relating to the market value of Detroit Edison's generating plants and other issues relating to the computation of net stranded costs. ABATE claims that the fact that Acts 141 and 142 were "tie-barred" by the Legislature supports their consideration in the context of this present Act 142 application case. ABATE goes on to assert that regardless of the treatment given to that proposed testimony, the nexus between the two acts justifies addressing-in this financing order-the effect of stranded benefits and excess earnings on the computation of Detroit Edison's stranded costs.

     The Commission disagrees and finds that the ALJ's various rulings on this issue should be upheld for the same reasons that the Chamber's motion was denied. None of the stricken testimony concerns matters to be addressed pursuant to Act 142, such as the book value of the regulatory assets that Detroit Edison seeks to securitize, the statutory tests to be satisfied before securitization can be authorized, the mechanics to be used in implementing Detroit Edison's securitization proposal, or the appropriate use of either the proceeds produced by the sale of securitization bonds or the cost savings arising from replacing current debt and equity with those lower-cost bonds. Moreover, the issue that the stricken testimony does address, namely Detroit Edison's net stranded cost recovery, lies exclusively within the realm of proceedings to be

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conducted under Sections 10a(1), 10a(9), and 10a(10) of Act 141.(16) Thus,
claims concerning net stranded costs (and the effect of excess earnings on their computation) should be addressed in one of those proceedings, rather than in this Act 142 case.

     Third, in a related argument, ABATE asserts that the securitization charge will be a permanent, non-bypassable charge that will affect the development of competition. Because it believes that Detroit Edison has no net stranded costs and has been earning more than its authorized rate of return, ABATE has a concern that if the Commission does not address net stranded costs now, there will be a timing differential between the imposition of the securitization charges and any credit to reflect actual stranded costs. It says that this is very important for customers choosing ROA service because there will not be an offsetting reduction for the amount of the securitization charges. It therefore requests that the Commission determine stranded benefits and develop an offset to the proposed securitization charges either in this proceeding or in a later proceeding. If the Commission chooses not to determine net stranded costs in this proceeding, ABATE requests that it authorize the minimum securitization needed to fund the residential reduction and then conduct a proceeding to determine net stranded costs after which Detroit Edison could securitize an additional amount.

     The Commission does not agree, as discussed above, that it should determine net stranded costs in this case, but on October 24, 2000, the Commission began a proceeding in Case No. U-12639 to establish procedures for determining net stranded costs. At the completion of that proceeding, it will be possible to make any needed adjustment to reflect Detroit Edison's level of net stranded costs, including granting credits to customers if warranted (but not adjusting the

--------

     (16) The Commission began a proceeding to implement Section 10a(10) on October 24, 2000 in Case No. U-12639.

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securitization charges). Until that proceeding is completed, ABATE's concern should be reduced by the offsetting reduction granted in this case for the full amount of the securitization charges and the equalization of the rate reduction for ROA customers. For similar reasons, the Commission does not conclude that it is necessary or appropriate to approve in this proceeding the securitization of only enough qualified assets to provide sufficient savings to fund the residential rate reduction.

     Fourth, Energy Michigan notes that through December 31, 2001, bids will be used to allocate capacity among customers seeking to participate in Detroit Edison's existing ROA program. It further notes that the first four rounds of bidding have been completed (the fifth will occur on November 20, 2000) and that each winning bidder has been required to provide a bid deposit to be retained by the utility. Energy Michigan argues that the Commission should cancel the bid requirements for the winning residential ROA bidders in the first four rounds and offer to refund those deposits. According to Energy Michigan, this action is necessary because those that success fully bid in rounds 1 through 4 could not have anticipated that bundled rates would be reduced by 5%, pursuant to Section 10d(1) of Act 141, and that competition with bundled sales would be less economic.

     The Commission disagrees and finds that this request should not be adopted. The terms applicable to the winning ROA bids were established at a time when the parties were on notice that the terms were under consideration. It can further be assumed that the bids submitted in those first four rounds contain rates and terms that the successful bidders found acceptable; otherwise, their bids would not have been voluntarily submitted. Because requiring Detroit Edison to refund the bid deposits under these circumstances would be inequitable, the Commission concludes that this proposal must be rejected.

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     Fifth, Energy Michigan argues that the securitization charge should be calculated using all electric sales, including wholesale, interchange, and inadvertent energy flows. It says that a failure to recognize all sales will permit Detroit Edison to sell in the wholesale market without a reason able allocation of costs to those sales. It says that its adjustment will reduce the securitization charges by more than 10%. ABATE argues that a failure to include such sales will result in a reallocation of costs in violation of the act.

     The Commission concludes that Energy Michigan's proposal should not be implemented. Most of the sales to which it seeks to allocate a portion of the securitization charges are not traditionally considered to be nonjurisdictional in a general rate case, such as interchange sales and inadvertent energy flows.

     Sixth, MEC sponsored testimony on a set of "guiding principles" that it felt should be used when setting spending priorities for the money accumulated in the LI/EE fund. It requested that the Commission establish appropriate standards and guidelines to obtain the full benefits of the programs.

     The Commission did not intend this proceeding to provide the forum to develop the details for implementing the LI/EE fund. At most, this proceeding provides an opportunity to determine whether there are securitization savings available to create such a fund. As noted earlier in this order, the Commission does conclude that there are securitization savings available to establish and operate the LI/EE fund. The Commission will address all issues related to the implementation of that fund in other dockets. MEC and other interested parties are invited to participate.

     Seventh, Bay Windpower argues that the Commission must implement Acts 141 and 142, as a whole, with an order that integrates energy, environmental, and financial policies. Thus, it asserts that the Commission, in addition to addressing Detroit Edison's securitization proposal, must

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establish the Michigan Renewable Energy Program under Section 10r of Act 141
(and fully fund the LI/EE fund under Section 10d of Act 141).

     The Commission concludes that Bay Windpower's proposals are beyond the scope of this proceeding. The Commission does not agree that all provisions of Acts 141 and 142 must be implemented in this order. Bay Windpower's proposals should be addressed in other dockets.

     Eighth, the Attorney General requests that the Commission provide an adequate audit trail by dividing the annual revenue requirements by 99.5% of the throughput. 3 Tr. 661.

     The Commission concludes that the Attorney General's inadequately explained proposal should not be adopted.

     The Commission FINDS that:

     a. Jurisdiction is pursuant to 1909 PA 106, as amended, MCL 460.551 et seq.; MSA 22.151 et seq.; 1919 PA 419, as amended, MCL 460.51 et seq.; MSA 22.1 et seq.; 1939 PA 3, as amended, MCL 460.1 et seq.; MSA 22.13(1) et seq.; 1969 PA 306, as amended, MCL 24.201 et seq.; MSA 3.560(101) et seq.; and the Commission's Rules of Practice and Procedure, as amended, 1992 AACS, R 460.17101 et seq.

     b. Detroit Edison is an electric utility as defined by Section 10h(c) of Act 142 and it had 1,000,000 or more retail customers in this state as of May 1, 2000.

     c. As agreed to by the parties, Detroit Edison's complete, revised application was filed on August 4, 2000, thus requiring issuance of this financing order by November 2, 2000, pursuant to Section 10i(1) of Act 142.

     d. Detroit Edison's generation-related regulatory assets (net of certain regulatory liabilities), for which recovery was sought in the application, constitute qualified costs that may be recovered

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through a securitization bond charge, together with a related tax charge, assessed against all of Detroit Edison's bundled sales and ROA customers through Commission-approved rate schedules.

     e. Detroit Edison should be allowed to establish one or more SPEs, capitalize and direct the administration of each such SPE, and sell (directly or indirectly) to each SPE some or all of the securitization property discussed in this order. Each SPE will be an assignee as defined in Section 10h(a) of Act 142 once an interest in securitization property is transferred to the SPE.

     f. Detroit Edison's and any SPE's up-front other qualified costs identified in this financing order, including Detroit Edison's costs of retiring existing debt and equity securities and the Commission's costs of financial and legal services to assist in the issuance of this financing order, are all qualified costs pursuant to Section 10h(g) of Act 142 and are therefore recoverable by Detroit Edison through securitization.

     g. The holders (otherwise known as the purchasers) of the securitization bonds and their respective trustees will each be a financing party as defined in
Section 10h(e) of Act 142.

     h. The SPE may issue securitization bonds in accordance with this financing order and may pledge all of its interest in the securitization property and related assets to secure those bonds.

     i. The securitization transaction approved in this financing order satisfies the requirements of Section 10i(2)(a) of Act 142 because the proceeds of the securitization bonds shall be used solely for the purposes of the refinancing or the retirement of debt or equity.

     j. The securitization transaction approved in this financing order satisfies the requirements of Section 10i(2)(b) of Act 142 because it provides tangible and quantifiable benefits to customers of the electric utility.

     k. The SPE's issuance of securitization bonds in compliance with this financing order will satisfy the requirements of Section 10i(2)(c) of Act 142 because the expected structuring and

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pricing of the securitization bonds will result in the lowest securitization charges consistent with market conditions and the terms of this order.

     l. The amount of qualified costs approved for securitization in this financing order does not exceed the net present value of the revenue requirement over the life of the securitization bonds associated with the qualified costs sought to be securitized, as required by Section 10i(2)(d) of Act 142.

     m. The securitization transaction approved in this financing order satisfies the requirements of Section 10i(1) of Act 142 because the net present value of the revenues to be collected under this order will be less than the amount that would be recovered over the remaining life of the qualified costs using conventional financing methods.

     n. This financing order adequately details the amount of qualified costs to be recovered ($1,774,202,000 after taxes) and the period over which Detroit Edison will be permitted to recover non-bypassable securitization charges (not more than 15 years), as required by Section 10i(3) of Act 142.

     o. The tax charge does not constitute securitization property within the meaning of Section 10j of Act 142.

     p. As provided in Section 10i(4) of Act 142, the securitization charges authorized by this financing order are irrevocable and not subject to reduction, impairment, or adjustment by further action of the Commission, except by use of the true-up procedures approved in this order.

     q. The methodology proposed by Detroit Edison and approved in this financing order to implement the initial securitization and tax charges, and the methodology proposed by Detroit Edison and approved (with modifications) in this order to implement adjustments to the securitiza-

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tion and tax charges through use of an expedited true-up mechanism, each satisfy the requirements of Section 10k(3) of Act 142.

     r. Detroit Edison should be allowed to establish securitization property, including a non-bypassable securitization charge, from which the utility's securitization bonds are to be paid.

     s. Consistent with Section 10j(1) of Act 142, the securitization property established by Detroit Edison should be deemed to include without limitation (1) the right to collect, impose, and receive securitization charges in an amount necessary to allow for the full recovery of all qualified costs, (2) the right to obtain periodic adjustments of securitization charges, and (3) all revenue, collections, payments, money, and proceeds arising out of those rights.

     t. Consistent with Section 10j(2) of Act 142, all securitization property arising as a result of this financing order should be deemed to constitute a present property right even though the imposition and collection of securitization charges depends on further acts by Detroit Edison or others.

     u. Consistent with Section 10m(2) of Act 142, any lien and security interest created in the securitization property (through the execution and delivery of a security agreement with a financing party) should be deemed to attach automatically from the time that value is received for the bonds and, further, should be deemed a continuously perfected lien and security interest in the securitization property.

     v. The priority of any lien and security interest in the securitization property arising from this financing order should not be considered impaired by any later modification of this order or by the commingling of the funds arising from securitization charges with any other funds, consistent with Section 10m(4) of Act 142.

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     w. Any SPE created by Detroit Edison pursuant to the authority granted in this financing order should be authorized to enter into hedge arrangements when issuing securitization bonds having a variable rate of interest.

     x. Consistent with Section 10i(2)(a) of Act 142, all securitization bond proceeds arising from the authority granted in this financing order shall be used solely for the purpose of retiring or refinancing debt or equity.

     y. Except as otherwise provided in this order, the general structure of the securitization transactions, the expected terms of the securitization bonds, and the use of the securitization bond proceeds, as proposed by Detroit Edison, are reasonable and should be approved.

     z. If and when Detroit Edison transfers the securitization property to the SPE, including the right to impose, collect, and receive the securitization charges, the servicer will be authorized to recover the securitization charges only for the benefit of the SPE in accordance with the servicing agreement.

     aa. If and when Detroit Edison transfers the securitization property to the SPE under an agreement that expressly states that the transfer is a sale or other absolute transfer in accordance with the "true sale" provisions of Section 10l(1) of Act 142, that transfer will constitute a "true sale" and not a secured transaction or other financing arrangement, and title (both legal and equitable) to the securitization property will immediately pass to the SPE. As provided by
Section 10l(2) of Act 142, this "true sale" shall apply regardless of whether the purchaser has any recourse against the seller, or any other term of the parties' agreement, including the seller's retention of an indirect equity interest in the securitization property by reason of its equity interest in the SPE, the fact that Detroit Edison acts as the collector of securitization charges relating to the

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securitization property, or the treatment of the transfer as a financing for tax, financial reporting, or other purposes.

     bb. As provided in Section 10m(5) of Act 142, if the servicer defaults on its obligation to remit revenues arising with respect to the securitization property, on application by or on behalf of the financing parties, the Commission or a court of appropriate jurisdiction shall order the sequestration and payment to those parties of revenues arising with respect to the securitization property.

     cc. Pursuant to Section 10n(2) of Act 142, the State of Michigan pledges, for the benefit and protection of all financing parties and Detroit Edison, that it will not take or permit any action that would impair the value of the securitization property, reduce or alter, except as allowed under Section 10k(3) of Act 142, or impair the securitization charges to be imposed, collected, and remitted to the financing parties, until the principal, interest, and premium, as well as any other charges incurred and contracts to be performed in connection with the securitization bonds, have been paid and performed in full. The SPE, when issuing securitization bonds, is authorized, pursuant to Section 10n(2) of Act 142 and this financing order, to include this pledge in any documentation relating to the securitization bonds.

     dd. The financing order, as well as Detroit Edison's written acceptance of all conditions and limitations imposed by the order, will remain in effect and unabated notwithstanding the bankruptcy or insolvency of Detroit Edison, its successors, or its assignees, as required by Section 10k(1) of Act 142.

     ee. Detroit Edison retains sole discretion regarding whether or when to assign, sell, or otherwise transfer the securitization property or other rights and interests created by this financing order, or any interest therein, or to cause the issuance of any securitization bonds authorized by this order.

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     ff. Because adequate savings will arise from the securitization authorized in this financing order to cover the 5% rate reduction required under Section 10d(1) of Act 141, the order likewise satisfies the requirements of Section 10d(4) of Act 141.

     gg. Any securitization bonds issued pursuant to the authority granted in this financing order are not a debt or obligation of the state and are not a charge on its full faith and credit or taxing power.

     hh. As required by Section 10m(8) of Act 142, any subsequent changes in this financing order or in the customer's securitization charges do not affect the validity, perfection, or priority of the security interest in the securitization property.

     ii. As required by Section 10j(2) of Act 142, the financing order shall remain in effect and all securitization property shall continue to exist until the securitization bonds authorized for issuance by this order, as well as all expenses related to those bonds, have been paid in full.

     jj. The securitization charges authorized in this order shall be billed, collected, and delivered to the trustee by Detroit Edison, as the initial servicer, or any successor servicer pursuant to a servicing agreement. The payment of the securitization charge by a customer to the SPE, or to the servicer on behalf of the SPE, will discharge the customer's obligation regarding that charge to the extent of that payment, notwithstanding any objection or direction to the contrary by Detroit Edison.

     kk. As required by Section 10k(2), the imposition and collection of the securitization charges authorized in this financing order are non-bypassable charges.

     ll. Detroit Edison should file a report, within 30 days following the receipt of any proceeds from the sale of its securitization bonds and quarterly thereafter until all bond proceeds have been disbursed, specifying (1) the gross amount of proceeds arising from the sale of those bonds, (2) any

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amounts expended for payment of initial other qualified costs relating to that sale, (3) the amount of proceeds remaining after payment of those costs, and (4) the precise type and amount of debt or equity, originally held by Detroit Edison, that was retired through use of those proceeds.

     mm. In the event that a decline in interest rates or other change in market conditions leads Detroit Edison to refinance any of its securitization bonds, Detroit Edison should file, within 7 days, a report disclosing the details of that refinancing.

     nn. Detroit Edison should continually monitor the bond market and notify the Commission, within 7 days, of (1) any reduction in applicable bond rates or other change in market conditions that might make refinancing its securitization bonds economically advantageous, and (2) what steps, if any, Detroit Edison intends to take as a result of that reduction or change.

     oo. All amortization, accounting, and ratemaking approvals, as well as all other authorizations, provided for in this financing order should be tolled pending Detroit Edison' written express acceptance of all conditions and limitations that the order places on the utility.

     pp. This financing order is final and is not subject to rehearing by this Commission, except as provided in Section 10i(7) of Act 142, and is not subject to review or appeal, except as expressly provided in Section 10i(8) of Act 142.


     THEREFORE, IT IS ORDERED that:

     A. With the modifications provided for in this financing order, the general structure of the securitization transaction, the expected terms of the securitization bonds, and the use of the securitization bonds' proceeds as proposed by The Detroit Edison Company, are approved, and The Detroit Edison Company is authorized to proceed, at its sole discretion, with the sale of securitization bonds as set forth in this order.

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     B. The Detroit Edison Company is authorized to proceed with securitization for up to $1,774,202,000 of its regulatory assets (net of certain regulatory liabilities) and other qualified costs, as detailed in this order.

     C. The Detroit Edison Company, or any successor servicer, shall impose and collect from customers, in the manner provided by this financing order, securitization charges and tax charges in amounts sufficient to provide for the full and timely recovery of the amount securitized, the ongoing other qualified costs of the special purpose entity, and federal, state, and local taxes related to the securitization charge.

     D. The Detroit Edison Company shall file, no less than 7 days prior to the initial imposition and billing of its securitization and tax charges, revised tariff sheets reflecting all changes required by this order, including those necessary to implement reductions in base rates, the transition charge, and non-residential customers' distribution charges.

     E. The Detroit Edison Company, and any successor servicer, is authorized to bill to its customers, following the sale of securitization bonds, an initial securitization charge of not more than $0.004239 per kilowatt-hour and an initial tax charge of not more than $0.000766 per kilowatt-hour. The procedure described in the testimony and exhibits of Gerald F. Sasek shall be used to determine the precise securitization charge and tax charge to be billed initially by The Detroit Edison Company. Following that determination, the initial securitization charge and the initial tax charge shall be placed on customers' bills beginning with the first billing cycle after the sale of the securitization bonds and shall be subject to subsequent true-ups in the manner directed in this order. Corresponding reductions shall be made to customers' distribution or transition charges contemporaneously with the billing of all securitization and tax charges.

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     F. The securitization and tax charges related to The Detroit Edison
Company's securitization bonds shall be billed to each customer for recovery over a period of not greater than 15 years after the beginning of the first complete billing cycle during which the securitization and tax charges were initially placed on any customer's bill. However, The Detroit Edison Company may continue to collect any billed but uncollected securitization charges or tax charges after the close of this 15-year period. Amounts of the securitization and tax charges remaining unpaid after the close of this 15-year period may be recovered through use of collection activities, including the use of the judicial process.

     G. Routine true-ups of the securitization charges and the tax charges shall be conducted periodically, in accordance with the 45-day schedule and the methodology approved in this order.

     H. The Detroit Edison Company is authorized to create one or more special purpose entities to which it may transfer securitized property. In turn, each special purpose entity is authorized to issue securitization bonds in the manner specified in this financing order. All securitization bonds shall be binding in accordance with their terms, regardless of whether this order is later vacated, modified, or otherwise held to be invalid, in whole or in part. Each special purpose entity shall be funded with sufficient capital to carry out its intended functions and to obtain the desired ratings for the securitization bonds that it issues.

     I. The Detroit Edison Company is authorized to initiate and complete the refinancing of its securitization bonds when justified by financial market conditions.

     J. All securitization property and other collateral shall be pledged by the special purpose entity to the indenture trustee for the benefit of the holders of the securitization bonds and the other parties specified in the indenture.

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



     K. The Detroit Edison Company is authorized to enter into a servicing agreement with each special purpose entity that it creates and to perform the servicing duties contemplated by this financing order in return for an annual servicing fee not to exceed 0.05% of the principal amount of all outstanding securitization bonds. If some other entity is selected to serve in place of The Detroit Edison Company, that replacement servicer shall perform the servicing duties in return for an annual fee not to exceed 1.25% of the bonds' outstanding principal amount. The servicer shall remit all collections of the securitization charges to the indenture trustee for the special purpose entity's account, in accordance with the terms of the servicing agreement.

     L. Upon the issuance of securitization bonds, the special purpose entity shall pay the proceeds from the sale of the securitization bonds (after payment of the special purpose entity's up-front other qualified costs) to The Detroit Edison Company as the purchase price of the securitization property. The proceeds from the sale of the securitization property (after payment or reimbursement of all up-front other qualified costs) shall be applied to retire The Detroit Edison Company's existing debt or equity as described in this order, and any securitization proceeds received by its parent company, DTE Energy Company, shall be used likewise as described in this order.

     M. The Detroit Edison Company has the continuing, irrevocable right to cause the issuance of securitization bonds in one or more series (in accordance with the terms of this financing order) for a period of two years following the later of the date upon which this order becomes final and no longer appealable or, if appealed, is no longer subject to further judicial review.

     N. Immediately upon its receipt, The Detroit Edison Company shall deliver to the Commission a copy of each private letter or other ruling issued by the Internal Revenue Service with respect to the proposed securitization transaction, the securitization bonds, or any other related matter. Similarly, The Detroit Edison Company shall provide the Commission with a copy of each

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



registration statement, prospectus, or any other closing documents filed with the Securities and Exchange Commission as part of its securitization transaction immediately following the filing of the original document.

     O. This financing order, together with the securitization charges authorized by the order, shall be binding upon The Detroit Edison Company and any of its successors or affiliates that provide distribution service directly to customers in The Detroit Edison Company's service area as of the initial date of issuance of the securitization bonds, as well as any other entity that provides distribution services to customers within that service area. This order is also binding upon any servicer or other entity responsible for billing and collecting securitization charges on behalf of the owners of securitization property, and upon any successor to the Commission.

     P. Subject to compliance with the requirements of this financing order, The Detroit Edison Company and each special purpose entity that it creates shall be afforded flexibility in establishing the terms and conditions of the securitization bonds, including the final structure of the special purpose entity as either a business trust or limited liability company, repayment schedules, term, payment dates, collateral, credit enhancement, interest rate swaps, other hedging arrangements, required debt service, reserves, interest rates, indices, other reasonable and necessary financing costs, and the ability of The Detroit Edison Company, at its option, to issue one or more series of securitization bonds. Notwithstanding the fact that The Detroit Edison Company and each of its special purpose entities are authorized to use interest rate swaps and other hedging arrangements to obtain the best rates possible for the securitization bonds, the resulting securitization charge shall be converted to, and billed as, a fixed charge subject to true-up in the manner approved by this order.

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



     Q. All regulatory approvals within the jurisdiction of the Commission that are necessary for the securitization of the qualified costs identified in this financing order, and all related transactions, are granted.

     R. Consistent with the terms of this financing order, The Detroit Edison Company shall first use the cost savings arising from securitization to cover the 5% residential rate reduction initiated pursuant to the Commission's June 5, 2000 order in Case No. U-12464. The cost savings shall then be used to reduce by 5% the rates paid by all other customers. Any remaining excess savings shall be designated for use in funding the low-income and energy efficiency fund, up to the limits established by statute. Any remaining savings shall be used to reduce transition charges. Unlike the mandatory 5% residential rate reduction, which had immediate effect, the other uses of the securitization savings shall be held in abeyance pending The Detroit Edison Company's initial receipt of securitization bond proceeds.

     S. The Detroit Edison Company shall file a report, within 30 days following the receipt of all or any portion of the proceeds from the sale of its securitization bonds and quarterly thereafter until all bond proceeds have been disbursed, specifying (1) the gross amount of proceeds arising from the sale of those bonds, (2) any amounts expended for payment of initial other qualified costs relating to that sale, (3) the amount of proceeds remaining after payment of those costs, and (4) the precise type and amount of debt or equity, originally held by The Detroit Edison Company or its parent company, retired through use of those proceeds. The initial report filed following each receipt of securitization bond proceeds shall include a copy of the closing documents (generally referred to as the "closing transcript") arising from the sale of those bonds.

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



     T. In the event that a decline in interest rates or other change in market conditions leads The Detroit Edison Company to refinance any of its securitization bonds, The Detroit Edison Company shall file, within 7 days, a report disclosing the details of that refinancing.

     U. The Detroit Edison Company shall continually monitor the bond market and notify the Commission, within 7 days, of (1) any reduction in applicable bond rates or other change in market conditions that might make refinancing its securitization bonds economically advantageous, and (2) what steps, if any, The Detroit Edison Company intends to take as a result of that reduction or change.

     V. All amortization, accounting, and ratemaking approvals, as well as all other authorizations, provided for in this financing order shall be tolled pending The Detroit Edison Company's express written acceptance of all conditions and limitations that the order places on the utility.

     W. Following The Detroit Edison Company's express written acceptance of all conditions and limitations established by this financing order, the order-and each of its terms-shall be irrevocable. The Detroit Edison Company's acceptance likewise shall be irrevocable and, therefore, shall survive bankruptcy or any other change in the utility's legal or economic structure.


     The Commission reserves jurisdiction and may issue further orders as necessary.




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



     Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26; MSA 22.45.

                                       MICHIGAN PUBLIC SERVICE COMMISSION



                                       /s/ John G. Strand
                                       ----------------------------------------
                                       Chairman

         ( S E A L )

                                       /s/ David A. Svanda
                                       ----------------------------------------
                                       Commissioner



                                       /s/ Robert B. Nelson
                                       ----------------------------------------
                                       Commissioner, concurring in part, and
                                       dissenting in part.

By its action of November 2, 2000.



/s/ Dorothy Wideman
---------------------------------------
Its Executive Secretary

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     Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26; MSA 22.45.

                                       MICHIGAN PUBLIC SERVICE COMMISSION



                                       -----------------------------------------
                                       Chairman



                                       -----------------------------------------
                                       Commissioner




                                       -----------------------------------------
                                       Commissioner, concurring in part, and
                                       dissenting in part.

By its action of November 2, 2000.



-------------------------------------
Its Executive Secretary

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



In the matter of the application of    )
THE DETROIT EDISON COMPANY             )
for a financing order.                 )        Case No. U-12478
---------------------------------------









Suggested Minute:


               "Adopt and issue order dated November 2, 2000 authorizing The Detroit Edison Company to securitize up to $1,774,202,000 of its after-tax qualified costs, to create one or more special purpose entities for use in issuing its securitization bonds, to implement and collect securitization and tax charges, to apply appropriate accounting and amortization methodologies, and to use the cost savings arising from securitization to reduce the rates charged to its bundled sales and retail open access customers, among others, as set forth in the order."

                         S T A T E  O F  M I C H I G A N

                  BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

                                    * * * * *

In the matter of the application of    )
THE DETROIT EDISON COMPANY             )
for a financing order.                 )       Case No. U-12478
---------------------------------------


                    OPINION OF COMMISSIONER ROBERT B. NELSON
                    CONCURRING IN PART AND DISSENTING IN PART
      (Submitted on November 2, 2000 concerning order issued on same date.)


         I join my colleagues today in virtually all aspects of today's order in this proceeding. However, I disagree with the majority with regard to the inclusion in "qualified costs" of capital additions to Fermi II after 1998, a matter which I will address later in this opinion. I am also compelled to issue this opinion to distinguish it from the separate opinion I issued last week in Case No. U-12505, Consumers Energy's application for a securitization order. In that case, I concluded that a financing order should not be issued because (1) the application did not encompass sufficient "qualified costs" to finance the residential rate reduction, (2) the net present value of revenues to be collected under the order was more than revenues that would be collected using conventional financing methods and (3) there were no tangible and quantifiable benefits to securitization for most of Consumers' customers. I believe that, with regard to these issues, the record in this proceeding does not provide support for reaching the same conclusions. Accordingly, I would find that The Detroit Edison Company (Edison) has met the requirements of the new law and a financing order approving the issuance of securitization bonds should be issued.

         In accordance with my views about the capital additions to Fermi II after 1998, I would only approve the authorization of securitization bonds up to $1,739,752,000.

         There is no dispute on this record that Edison has sufficient "qualified costs" to finance the 5% residential rate reduction, even if the capital additions made after 1998 are not deemed to be part of the regulatory asset established in Case No. U-11726. The pre-1999 net book costs of Fermi II alone approximate $1.5 billion net of tax benefits, and are sufficient to finance the residential rate reduction.

         As for the tangible and quantifiable benefits of securitization, I focused my attention in Case No. U-12505 on the captive or bundled residential ratepayers and noted that, except for the 5% rate reduction which Consumers was required to implement anyway, there were no such benefits for these customers. In this case, there are tangible and quantifiable benefits for these customers since the Commission has found that approximately $50 million will be used to establish a low-income and energy efficiency fund. This will clearly benefit many bundled residential (captive) Edison customers. I also noted in Case No. U-12505 that small commercial customers of Consumers may not experience a "net" benefit from securitization. In this case, small commercial customers of Edison, as well as larger commercial and industrial customers, will receive a 5% rate reduction that they would not receive without securitization. Accordingly, the benefits to all ratepayers in this proceeding are tangible and quantifiable, in contrast to the situation in Case No. U-12505.

         The third reason for my disagreement with the majority in Case No. U-12505 concerns the comparison of revenues to be collected under a financing order with revenues that would be recovered without securitization. In Case No. U-12505, I concluded that, based on competent and material evidence on the record, the Attorney General's analysis, which utilized "cash flows," was more consistent with the intent of the Legislature than an analysis based on revenue requirements.


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



In this proceeding, the Attorney General did not present a cash flow analysis, like the one she presented in Case No. U-12505.

         The Attorney General has argued that Edison has the burden of proof to show that it has complied with Section 10i(1) of Act 142. In fact, the statute does not speak to burden of proof, but rather states that the Commission must find "that the net present value of the revenues to be collected under the financing order is less than the amount that would be recovered over the remaining life of the qualified costs using conventional financing." Unfortunately, the Attorney General's failure to present her own cash flow analysis rebutting the revenue requirements analysis of Edison and the Staff leaves this Commission with no choice but to accept the revenue requirements analysis. The fact that commercial and industrial customers of Edison are receiving a 5% rate reduction, because of securitization, means that the revenues to be collected under the financing order will not for at least three years be "exactly the same" as the revenues recovered under conventional methods, as was the case with Consumers. In fact, they may be considerably less. As noted by Edison, there is a presumption that the Attorney General's cash flow analysis, if presented, would not have supported her position. See Johnson v. Secretary of State, 406 Mich 420, 440 (1979).

         Consistent with my opinion in Case No. U-12505, the capital additions to Fermi II, like the Palisades nuclear plant, were never "determined" by the Commission to be regulatory assets prior to these proceedings, as I believe
Section 10h(g) of Act 142 requires. The Commission's order in Case No. U-11726 only authorized Edison to treat the net book costs of Fermi II, as of December 31, 1998, as a regulatory asset. The order in that case did not constitute an authorization to treat all future capital expenditures as regulatory assets, regardless of whether sales from Fermi II or Fermi


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



II itself may one day be marketable. In fact, Edison's own witness conceded in this case that it would be inaccurate to conclude that Fermi II would always be an impaired asset. (TR 364)

      As I indicated in the separate opinion in Case No. U-12505, this Commission has previously defined "regulatory asset" as one resulting from the rate action of a regulatory agency. There has been no Commission "rate action" regarding the capital additions Edison seeks to include in the Fermi II regulatory asset and no finding by this Commission that those additions were prudent expenditures. Moreover, Edison has made no attempt to demonstrate that these capital additions would be costs it would be unlikely to "collect in a competitive market", per the test in Section 10h(g) of Act 142. Therefore, I conclude that the Fermi II capital additions, like Palisades, are not qualified costs under the statute and should not be recovered in a financing order. This does not mean that Edison should be prevented from recovering these costs at some other time.

         I also join the order issued today insofar as it (1) equalizes the rate reduction between retail access customers and bundled customers, (2) offsets rates for all customers (including retail access customers) in the amount of the securitization and tax charges imposed by this order and (3) directs that savings above and beyond those needed to fund the 5% rate reductions and the low-income/energy efficiency fund be used to reduce transition charges. These steps, in my view, are essential in light of the recent increase in transmission rates for retail access customers in Edison's service territory approved by the FERC and referred to by a number of parties in this proceeding. The Legislature clearly intended this Commission to "foster competition in this state in the provision of electric supply" (Sec. 10(2)(b) of Act 141). We should be prepared to use whatever authority the Legislature has given us to comply with this mandate. In


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


exercising this authority, we should take into account attempts at the federal level to undermine the ability of new market entrants to compete(1).

                                       MICHIGAN PUBLIC SERVICE COMMISSION



                                       -----------------------------------------
                                       Robert B. Nelson, Commissioner

--------
     (1) The investigation commenced today in Case No. U-12702 is another forum for us to assert this authority.


U-12478
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